John Reynolds

Assistant Director

Office of Beverages, Apparel, and Mining

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

August 30, 2018

Re:	HYLETE, Inc.
Offering Statement on Form 1-A
File No. 024-10871

Dear Mr. Reynolds:

On behalf of HYLETE, Inc., I hereby request qualification of the above-referenced offering statement at 4 p.m., Eastern Time, on August 30, 2018, or as soon thereafter as is practicable.

Sincerely,

/s/ Ron Wilson

Ron Wilson

CEO

HYLETE, Inc.